Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

ANNOUNCEMENT

RESUMPTION OF LAND USE RIGHTS OF CERTAIN LAND PARCELS OF THE COMPANY

This announcement is made by the board of directors (the “Board”) of Guangshen Railway Company Limited (the “Company”) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

1.	INTRODUCTION

The Board is pleased to announce that the Company proposes to hand over the land use rights of certain land parcels owned by the Company for resumption in accordance with relevant laws in response to the urban renewal demands in Guangzhou City.

On 27 December 2017, the Company convened the fourth meeting of the eighth Board and considered and passed the resolution in relation to the proposed handover for resumption and development of land assets in Guangzhou East Shipai Old Goods Yard located at Zi Bian No. 4 Shipai Station Road, Tianhe District, Guangzhou by the Company.

2.	SUMMARY OF THIS RESUMPTION TRANSACTION

The proposed target land of this resumption transaction involves the land use rights of certain land parcels at Zi Bian No. 4, Shipai Station Road, Tianhe District (4) owned by the Company with an area of approximately 37,000 square metres (the actual specific area of the land for the transaction is subject to the figures contained in the boundary coordination plans for the land use rights ( ) or the technical reports of land survey and demarcation ( ) issued by the Real Estate Surveying and Mapping Institute ( ) in Guangzhou or other relevant authorities). The land is currently used as the old goods yard in Guangzhou East Shipai by the Company. The final terms for the resumption compensation shall be determined through negotiations between the parties to the transaction based on the land valuation report.

In view of the procedures involved in this transaction, including land surveying and demarcation and obtaining approvals at general meeting, the Company will enter into the State-owned Land Use Rights Resumption Compensation Agreement ( ) as and when appropriate. Further announcements will be made by the Company as and when appropriate in accordance with the Listing Rules.

3.	EFFECT OF THE RESUMPTION TRANSACTION ON THE COMPANY

The proposed resumption transaction accommodates the Company’s internal transformation plans and our need for further asset activation, which is in line with the strategic development of the Company.

If this resumption transaction materialises, the profit generated is estimated to be equal to 50% or more of the Company’s audited net profit for the latest accounting year. The actual amount is subject to the actual consideration of the resumption transaction and the completion of the audited annual financial report.

Since no legal binding agreement has been entered into by any party as at the date of this announcement, the proposed resumption transaction may or may not be materialised. Investors and shareholders of the Company are advised to exercise caution when dealing in the shares of the Company. Further announcements in relation to the proposed resumption transaction will be made by the Company as and when appropriate in accordance with the Listing Rules.

By Order of the Board
Guangshen Railway Company Limited Guo Xiangdong
Company Secretary

Shenzhen, the PRC

27 December 2017

As at the date of this announcement, the Board consists of:

Executive Directors

Wu Yong

Hu Lingling

Luo Qing

Non-executive Directors

Sun Jing

Yu Zhiming

Chen Jianping

Independent Non-executive Directors

Chen Song

Jia Jianmin

Wang Yunting

*	The English names are for identification purposes only